TRANSAMERICA ASSET MANAGEMENT GROUP
570 Carillon Parkway
St. Petersburg, Florida 33716
                    September 30, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. Houghton R. Hallock, Jr. and Mr. Jeffrey Long

Re:	Delaying Amendment for Transamerica Funds (the “Registrant”) Registration Statement on Form N-14
Gentlemen:
          Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 relating to the proposed reorganization of certain series of Transamerica Investors, Inc. and certain series of the Registrant into corresponding series of the Registrant, as set forth on Appendix A. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 488 under the Securities Act on September 1, 2009.
          The Registrant hereby amends its Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.
          Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of St. Petersburg and the State of Florida, on the 30th day of September, 2009.
          If you have any questions or comments, please do not hesitate to contact Paul Raymond, Esq. ((617) 951-8567), counsel to the Registrant.

TRANSAMERICA FUNDS

/s/ Joseph P. Carusone

By: Joseph P. Carusone
Title: Vice President, Treasurer and Principal
Financial Officer

Appendix A

Series of Transamerica Investors, Inc. and the Registrant	Corresponding Series of the Registrant
Transamerica Premier Balanced Fund	Transamerica Balanced
Transamerica Value Balanced

Transamerica Premier Diversified Equity Fund	Transamerica Diversified Equity
Transamerica Premier Institutional Diversified Equity Fund
Transamerica Science & Technology
Transamerica Templeton Global

Transamerica Premier Equity Fund	Transamerica Equity
Transamerica Premier Institutional Equity Fund

Transamerica Premier Focus Fund	Transamerica Legg Mason Partners All Cap

Transamerica Premier Growth Opportunities Fund	Transamerica Growth Opportunities

Transamerica Convertible Securities	Transamerica Flexible Income